UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

CAMTEK LTD.
(Name of Issuer)

Ordinary Shares, NIS 0.01 per share
(Title of Class of Securities)

M207 91105
(CUSIP Number)
Lior Aviram, Adv. Shibolet & Co. Museum Tower 4 Berkowitz St. 64238 Tel Aviv, Israel Tel: 972-3-777-8333 Fax: 972-3-777-8444	Richard H. Gilden, Esq. Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, NY 10036 Tel: 212-715-9486 Fax: 212-715-8085
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No. M207 91105	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
Priortech Ltd. (formerly “PCB Ltd.”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,277,695 Ordinary Shares, NIS 0.01 par value per share

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,277,695 Ordinary Shares, NIS 0.01 par value per share

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,277,695 Ordinary Shares, NIS 0.01 par value per share

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.92%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. M207 91105	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
Rafi Amit

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,277,695 Ordinary Shares, NIS 0.01 par value per share

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,277,695 Ordinary Shares, NIS 0.01 par value per share

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,277,695 Ordinary Shares, NIS 0.01 par value per share

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.92%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. M207 91105	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS
Yotam Stern

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
104,445 Ordinary Shares, NIS 0.01 par value per share

	8	SHARED VOTING POWER
15, 277,695 Ordinary Shares, NIS 0.01 par value per share

	9	SOLE DISPOSITIVE POWER
104,445 Ordinary Shares, NIS 0.01 par value per share

	10	SHARED DISPOSITIVE POWER
15, 277,695 Ordinary Shares, NIS 0.01 par value per share

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,382,140 Ordinary Shares, NIS 0.01 par value per share

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.22%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. M207 91105	Page 5 of 8 Pages

Introduction

This Amendment No. 5 (this “Amendment”) relates to the Schedule 13D filed on August 19, 2002 (as amended and supplemented to date, the “Schedule 13D”) by the reporting persons relating to the ordinary shares, NIS 0.01 per share (the “Ordinary Shares”) of Camtek Ltd. (the “Issuer”), whose principal executive offices are located at Ramat Gavriel Ind. Zone, P.O.Box 544 Migdal Ha'emek 23150, Israel.

Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meaning herein as are ascribed to such terms in the Schedule 13D. Except as set forth in this Amendment, the information contained in the Schedule 13D has not been updated or amended.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented to add the following:

“On February 11, 2019, Priortech entered into that certain Share Transfer Agreement with Chroma ATE Inc. ("Chroma"), attached hereto as Exhibit 99.4 and incorporated herein by reference (the "Share Transfer Agreement”), pursuant to which Chroma will acquire a total of 6,117,440 Issuer Ordinary Shares from Priortech for $58.1 million at the closing of such transaction. In addition, Chroma will also enter into an agreement with the Issuer for the purchase of 1,700,000 new Ordinary Shares to be issued by the Issuer,  for $16.2 million at the closing thereof. Priortech and Chroma have also entered into a Shareholders Rights Agreement, attached hereto as Exhibit 99.5 and incorporated herein by reference (the "Shareholders Rights Agreement"), to become effective upon and subject to the closing of the transactions contemplated by the Share Transfer Agreement. Following the closing of the transactions described herein, Priortech and Chroma together will hold approximately 16,977,695 Issuer Ordinary Shares, which, together with the further issuance of the 1,700,000 Ordinary Shares to be issued by the Issuer at and subject to the closing would, assuming no other change to the issued and outstanding share capital of the Issuer as of February 11, 2019, constitute 44.52% of the issued and outstanding Issuer Ordinary Shares.

The Shareholders Rights Agreement provides, inter alia, for certain arrangements between Priortech and Chroma regarding the voting of their respective Issuer Ordinary Shares, including, but not limited to, the following: (i) Priortech and Chroma will vote their shares at the Issuer’s shareholders’ meetings in accordance with the majority vote between them, other than with respect to specific Material Issues (as defined  in the Shareholders Rights Agreement) which will require the approval of both parties; and (ii) Priortech and Chroma will be entitled to designate certain Issuer board members in accordance with certain defined thresholds of their respective holdings of Issuer Ordinary Shares, as follows: (x) (a) as long as Priortech holds at least 20% of the Issuer’s issued and outstanding share capital on an as-issued basis, it shall be entitled to designate three directors; (b) as long as Priortech holds less than 20% but at least 15% of the Issuer’s issued and outstanding share capital on an as-issued basis, it shall be entitled to designate two directors; (c) as long as Priortech holds less than 15% but at least 10% of the Issuer’s issued and outstanding share capital on an as-issued basis, it shall be entitled to designate one director; and (d) in the event that Priortech holds less than 10% of the Issuer’s issued and outstanding share capital on an as-issued basis, it shall not be entitled to designate any directors; and (y) (a) as long as Chroma holds more than 15% of the Issuer’s issued and outstanding share capital on an as-issued basis, it shall be entitled to designate two directors; (b) as long as Chroma holds at least 10% but up to 15% of the Issuer’s issued and outstanding share capital on an as-issued basis, it shall be entitled to designate one director; and (c) in the event that Chroma holds less than 10% of the Issuer’s issued and outstanding share capital on an as-issued basis, it shall not be entitled to designate any directors.

Under the Shareholders Rights Agreement, the parties have agreed that, unless Priortech’s holding of the total issued and outstanding shares of the Issuer on an as-issued basis falls below 20% for a period of over sixty consecutive calendar days: (a) Chroma shall at all time be subject to a maximum holding of 20.5% of the total issued and outstanding shares of the Issuer on an as-issued basis; and (b) the parties shall not jointly hold more than 45% of the total issued and outstanding shares of the Issuer on an as-issued basis.

The foregoing descriptions of the Share Transfer Agreement and the Shareholders Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Share Transfer Agreement and Shareholders Rights Agreement, a copy of which is incorporated herein by reference. to Exhibit 99.4 and Exhibit 99.5, respectively, hereto.”

Item 5.  Interest in Securities of the Issuer.

(a) – (b) is hereby restated in its entirety as follows:

“(a) and (b)          As of the date hereof, Priortech beneficially owns 15,277,695 Issuer Ordinary Shares, representing approximately 41.92% of the issued and outstanding Issuer Ordinary Shares.  To the knowledge of Priortech, none of the directors or executive officers of Priortech beneficially own any Issuer Ordinary Shares, other than as described below.

CUSIP No. M207 91105	Page 6 of Pages

As a result of a voting agreement among each of Messrs. Rafi Amit and Yotam Stern, each of these individuals may be deemed to beneficially own the 15,277,695 Issuer Ordinary Shares owned by Priortech and may be deemed to share the power to vote and dispose of all such Issuer Ordinary Shares.

As of the date hereof, Mr. Rafi Amit beneficially owns 15,277,695 Issuer Ordinary Shares, or approximately 41.92% of the outstanding Issuer Ordinary Shares.  Mr. Amit shares the power to vote and dispose of 15, 277,695 Issuer Ordinary Shares owned by Priortech. As of the date hereof, Mr. Amit does not have the sole power to vote and dispose of any Issuer Ordinary Shares.

As of the date hereof, Mr. Yotam Stern beneficially owns 15,382,140 Issuer Ordinary Shares, or approximately 42.22% of the outstanding Issuer Ordinary Shares.  Mr. Stern shares the power to vote and dispose of 15, 277,695 Issuer Ordinary Shares owned by Priortech, and has the sole power to vote and dispose of 104,445 Issuer Ordinary Shares.”

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by incorporating by reference in its entirety the description of the Share Transfer Agreement and the Shareholder Rights Agreement set forth in Item 4 above.

CUSIP No. M207 91105	Page 7 of Pages

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit	Description

99.4	Share Transfer Agreement, by and between Priortech Ltd. and Chroma ATE Inc., dated as of February 11, 2019.

99.5	Shareholders Rights Agreement, by and between Priortech Ltd. and Chroma ATE Inc., dated as of February 11, 2019.

CUSIP No. M207 91105	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2019
Priortech Ltd.

By:	/s/ Dror Ozeri
Name: Dror Ozeri
Title: Chief Executive Officer

By:	/s/ Rafi Amit
Rafi Amit

By:	/s/ Dror Ozeri
Dror Ozeri